Exhibit 99.3

DIGIHOST TECHNOLOGY INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

March 31, 2023

DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the year ended December 31, 2022

Introduction

The following management’s discussion & analysis (“MD&A”) has been prepared as of March 31, 2023 and is related to the audited consolidated financial results of Digihost Technology Inc. (“Digihost” or the “Company”) for the year ended December 31, 2022. This MD&A has been prepared in compliance with section 2.2.1 of Form 51-102F1, in accordance with National Instrument 51-102 – Continuous Disclosure Obligations. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements (“Financial Statements”) for the years ended December 31, 2022 and 2021, together with the notes thereto. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee. All financial information contained in this MD&A is expressed in United States dollars unless otherwise stated.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors (the “Board”), considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Company’s common shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Additional Information and corporate documents may be found on SEDAR at www.sedar.com and the Company’s website at www.digihost.ca.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the year ended December 31, 2022

Company Overview

Digihost, through its US operating subsidiaries, is a blockchain technology company currently focused on Bitcoin mining. Digihost’s growth-oriented strategy is to exploit opportunities to increase mining hash rate and reduce energy costs for Company-owned and third party-hosted miners. The Company’s operations are focused on validation through mining, hosting solutions and blockchain software solutions. Digihost operates its wholly owned facilities in upstate New York and Alabama.

Current output from Digihost’s company-owned miners is approximately 650 PH. The Company also provides hosting arrangements to third parties. Digihost is in the process of testing its installed infrastructure at the Company’s recently acquired 50MW power plant and plans to commence operations in Q2. This infrastructure includes both Company-owned miners as well as third-party hosting.

Digihost’s facilities, when running at full capacity, have the potential to provide the Company with an additional 570 PH of operational output resulting in output for Company-owned miners of approximately 1.2 EH. In addition to output capacity used directly by Digihost, hosting arrangements will provide third parties with approximately 700 PH of operating capacity. Additionally, Digihost acquired 25 acres of land in North Carolina to accommodate a 200MW power infrastructure project to be developed on a joint venture basis. Phase 1 of this project is scheduled for 2024 and will provide the Company with further electrical power of approximately 75 MW.

Digihost remains focused on procuring power from renewable energy sources and those that create zero carbon emissions.

The head office of the Company is located at 2830 Produce Row, Houston, TX 77023.

Mining operation and network overview

Revenue from the Company’s Bitcoin mining operation is recognized based upon the average Bitcoin price in effect on the day the Bitcoins are mined. Bitcoins are received within in a 24-hour period from the actual time they are mined. The Bitcoin price is volatile and can change markedly from day to day. This volatility in price can result in material changes in revenue recorded from period to period.

Network mining difficulty is one of the most significant competitive conditions the Company faces in its Bitcoin mining operation. Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. Network difficulty is impacted directly by the price of Bitcoin. As the price of Bitcoin increases network mining difficulty may increase if more competitors begin to mine for Bitcoin, which would result in a decrease in the number of Bitcoins mined by the Company based upon its existing computing power. As network difficulty rises the costs to the Company to mine Bitcoin also rises.

The Bitcoin network protocol automatically adjusts network difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin mining to solve the previous 2,016 blocks such that the average time to solve each block is maintained as close to ten minutes as possible. Price and network difficulty are positively correlated such that as the price of Bitcoin rises, there is an added incentive for miners to enter the market, and such increase in miners typically has a proportional increase in network difficulty.

With respect to the conversion of the Company’s Bitcoin to cash, the Company relies on a third-party service provider to broker sales of its mined Bitcoin. In Q1 of 2022 the Company began to monetize a portion of Bitcoin mined to fund the Company’s operating costs and SG&A expenses, thereby mitigating the need to access equity markets to fund these costs.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the year ended December 31, 2022

Highlights

Financings

●	On March 6, 2022, the Company announced it had entered into a private placement with a single institutional investor, for gross proceeds of approximately CAD$13.3 million, comprised of 3,029,748 subordinate voting shares of the Company (or subordinate voting share equivalents) and warrants to purchase up to 3,029,748 subordinate voting shares, at a purchase price of CAD$4.40 per subordinate voting share and associated warrant. The Warrants have an exercise price of CAD$6.25 per Share and exercise period of three and one-half years from the issuance date.

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commissions and expense reimbursements totaling $1,066,471 and 242,380 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$6.25 at any time for a period of three years from the issuance date.

In connection with the private placement, the Company cancelled warrants to purchase up to 1,248,440 common subordinate voting shares of the Company at an exercise price of CAD$9.42 per share issued in March 2021 and warrants to purchase up to 1,781,308 common subordinate voting shares of the Company at an exercise price of CAD$7.11 issued in April 2021.

Mining Operations

Bitcoin

As of December 31, 2022, the Company held a total of 111 Bitcoins with an approximate inventory value of $1.8 million based on the BTC price as of that date. For the twelve-month period ended December 31, 2022, Digihost mined a total of 832 Bitcoins compared to 519 for the twelve-month period ended December 31, 2021, an increase of 60%.

For the three-month period ended December 31, 2022, Digihost mined a total of 224 Bitcoins compared to 172 for the three-month period ended December 31, 2021, an increase of 30%.

The increase in coins mined throughout 2022 was driven by the expansion of miners that the Company put online during the year.

The market value of the BTC miners in the Company’s inventory as of this MD&A is approximately $20M.

Ethereum

As of December 31, 2022, the Company held a total of 801 ETH with an approximate inventory value of $1.0M based upon the ETH price on December 31, 2022. The Company does not currently mine ETH.

Green Initiative

Currently, 90% of the energy consumed by Digihost’s operations in New York State is received from generating sources that create zero-carbon emissions, with more than 50% of the energy consumed being generated from renewable sources. As Digihost intends to purchase and bring online its own power generation facilities, the Company will focus on powering its New York facilities using “bridge” power sources for low-carbon or renewable sources of energy where available. Additionally, the Company will also explore CO2 emission capture technology available in the market.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the year ended December 31, 2022

Current Carbon-Neutrality Efforts & Initiatives include:

●	100% Carbon Neutral: Digihost plans for 100% of its operations to achieve carbon neutrality with a net-zero footprint by the end of 2025, and 100% renewable by 2030.

●	Digigreen Initiative: A Digihost initiative focused on immediate steps to create sustainable, environmentally, and economically sound in-house practices, distinguishing the Company as an industry leader in lowering/eliminating its carbon footprint while maintaining profitability.

●	Crypto Climate Accord: Digihost has joined a private sector-led initiative for the entire crypto community focused on decarbonizing the cryptocurrency industry in record time.

●	Proof of Green: Digihost has begun initial research into developing proprietary standards for measuring the Company’s carbon impact. Using these standards as an environmental audit tool for the various locations of the Company’s operations, the Company expects to be able to generate accountability reports and to advise Directors and Shareholders on efforts to minimize the Company’s the carbon footprint.

At-the-Market Offering

On March 4, 2022, the Company entered into an offering agreement with H.C. Wainwright & Co., LLC as agent, pursuant to which the Company established an at-the-market equity program (the “ATM Program”). During the year ended December 31, 2022, the Company issued 2,100 subordinate voting shares at an average share price of $1.1757, being all of the securities issued pursuant to the ATM Program from the commencement of the ATM Program through the date hereof.

NCIB

During May 2022, Digihost announced that it had received approval to undertake, at the Company’s discretion, a normal course issuer bid program (“NCIB”) in Canada to purchase up to 1,219,762 of its subordinate voting shares for cancellation. The NCIB was commenced due to the fact that, from time to time, the Company may consider that the market price of its subordinate voting shares do not accurately reflect the underlying value of the Company’s business.

Custodial services for digital currencies

The Company has a digital custody account with Gemini Trust Company, LLC (Gemini). Gemini is a digital currency exchange and custodian that allows customers to buy, sell, and store its digital assets. Gemini holds 100% of the Company’s cryptocurrency assets in hot storage. Gemini is not a related party of the Company. The Company is not aware of anything with regards to Gemini’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements.

The Company has chosen to hold the majority of the Company’s cryptocurrency assets with Gemini due to its track record in the industry. Gemini is a New York trust company regulated by the New York State Department of Financial Services and is the foreign equivalent of a Canadian financial institution (as that term is defined in National Instrument 45-106 – Prospectus Exemption). Gemini is a qualified custodian under New York Banking Law and is licensed by the State of New York to custody digital assets. Gemini has not appointed a sub-custodian to hold any of the Company’s cryptocurrencies. Gemini has US$200 million in cold storage insurance coverage backing its digital asset custody, one of the highest levels of regulatory certifications in the market and US$90 million in hot storage insurance. Although the Company has historically utilized both cold and hot storage for its digital crypto assets with Gemini, the Company currently holds all its cryptocurrencies custodied with Gemini in hot storage.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the year ended December 31, 2022

The Company has conducted due diligence on Gemini and has not identified any material concerns. It routinely reviews and verifies its asset balances on public blockchain explorers. Management of the Company is not aware of any security breaches or other similar incidents involving Gemini that resulted in lost or stolen cryptocurrency assets. In the event of an insolvency or bankruptcy of Gemini, the Company would write off as losses any unrecoverable cryptocurrency assets.

In order to monitor Gemini, the Company relies on system and organization controls provided by a SOC 2 Type II report, which was undertaken by Deloitte & Touche LLP, an independent audit firm. A SOC 2 Type II certification and report are viewed as instrumental in providing verification to third parties that appropriate controls have been put in place to safeguard the Company’s cryptocurrency assets, specifically as it relates to having strict security and data protection processes and protocols.

In general, a SOC 2 Type II certification is issued by an outside auditor that evaluates the extent to which a vendor complies with five trust principles based on the systems and processes in place. These five principles include the following:

●	“Security”, which addresses the safeguarding of system resources and assets against unauthorized access;

●	“Availability”, which addresses the accessibility of the system as stipulated by the applicable service agreement between vendor and customer;

●	“Processing Integrity”, which addresses whether or not a system achieves its purpose;

●	“Confidentiality”, which addresses whether access and disclosure of data is restricted to a specified set of persons or organizations; and

●	“Privacy”, which addresses the system’s collection, use, retention, disclosure and disposal of personal information in conformity with an organization’s privacy notice.

The Company has elected to use Gemini as its sole custodian as Gemini compiles documented controls that can be provided to the Company, such as the SOC 2 Type II certification. The Company reviews the SOC 2 Type II report to ensure it maintains a secure technology infrastructure and the security systems designed to safeguard cryptocurrency assets are operating effectively. To date, the Company has not identified any material concerns based on its review of the SOC 2 Type II report.

Gemini maintains insurance coverage for the cryptocurrency held on behalf of the Company in its online hot wallet. The Company is in the process of looking to insure the remainder of its mined digital currency. Given the novelty of digital currency mining and associated businesses, insurance of this nature is generally not available, or is uneconomical for the Company to obtain, which leads to the risk of inadequate insurance cover.

To mitigate third-party risk, the Company will hold a portion of its digital currencies in cold storage solutions which are not connected to the internet. The Company’s digital assets that are held in cold storage are stored in safety deposit boxes at a bank branch. The wallets on which the Company stores its cryptocurrency assets are not multi-signature wallets, however, the Company secures the 24-word seed phrase, which facilitates recovery of the wallets should the wallets become lost, stolen or damaged, by partitioning the seed phrase in multiple parts, and securing each part in a separate location. Each part of the seed phrase is stored in either a safe or safety deposit box. The Company replicates this security protocol by taking the same 24-word seed phrase, partitioning this into several parts and storing each part in a secure location in a separate safe or safety deposit box than was used for the first copy of the seed-phrase. This duplication ensures that the digital currencies held via cold storage solutions will be recoverable by the Company, should the Company’s cold-wallets become lost, stolen or damaged.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the year ended December 31, 2022

EBITDA – NON-GAAP MEASURE

“EBITDA” is a metric used by management which is income (loss) from operations, as reported, before interest, tax, and adjusted for removing other non-cash items, including, depreciation, and further adjusted to remove acquisition related costs. Management believes “EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

	Year ended Dec 31
	2022	2021
	$	$
Income (loss) before other items	4,329,342	(3,132,693)
Taxes and Interest	(1,299,263)	2,633,433
Depreciation	10,709,108	3,281,143
EBITDA	13,739,187	2,781,883

Selected Financial Information

	Year ended December 31, 2022 ($)	Year ended December 31, 2021 ($)	Year ended December 31, 2020 ($)
Revenue	24,190,060	24,952,344	3,553,362
Net income (loss)	4,329,342	(3,132,693)	(5,190,713)
Net income (loss) per share – basic and diluted	0.16	(0.14)	(0.15)

	Year ended December 31, 2022 ($)	Year ended December 31, 2021 ($)	Year ended December 31, 2020 ($)
Total assets	52,599,561	80,026,875	16,519,601
Total long-term liabilities	2,169,276	36,246,608	3,003,037

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the year ended December 31, 2022

Selected Quarterly Information

A summary of selected information for each of the eight most recent quarters prepared in accordance with IFRS is as follows:

		Net Income or (Loss)
Three Months Ended	Revenues ($)	Total ($)	Per Share - Basic ($)	Per Share - Diluted ($)
2022-December 31	5,682,019	(9,741,906)	(0.36)	(0.36)
2022-September 30	3,735,014	(1,676,808)	(0.06)	(0.06)
2022-June 30	7,460,595	3,577,254	0.13	0.13
2022-March 31	7,312,342	12,170,802	0.45	0.45
2021-December 31	9,586,962	(8,149,439)	(0.21)	(0.21)
2021-September 30	5,485,754	(5,065,936)	(0.20)	(0.20)
2021-June 30	5,112,553	9,769,010	0.44	0.44
2021-March 31	4,767,075	313,672	0.11	0.11

The Company is generally not subject to seasonality. Factors that may impact revenues and profitability include Bitcoin price, network difficulty, foreign currency fluctuations and the Company’s hashrate.

Results of Operations

For the three months ended December 31, 2022, compared to the three months ended December 31, 2021:

For the three months ended December 31, 2022, the Company’s net loss was $9,741,906 compared to $8,149,439 for the three months ended December 31, 2021. Highlights of the quarter include:

Revenue

Revenue from Bitcoin mining was $5,682,019 for the period ended December 31, 2022, compared to $9,586,962 for the period ended December 31, 2021.

During the three-month period ended December 31, 2022, the Company mined 190.63 Bitcoins at an average Bitcoin price of US$18,072 (from CoinMarketCap) compared to the period ended December 31, 2021, where the Company mined 172.38 Bitcoins at an average price of Bitcoin of US$55,581 (from CoinMarketCap).

The most significant factor impacting the decrease in the Company’s revenues in Q4 2022 versus Q4 2021 was the significant decline in average Bitcoin price mentioned above. Despite the growth of the Company’s mining operation (expansion of inventory of miners online as hashrate went from approximately 400 PH/s as of December 31, 2021, to approximately 650 PH/s as of December 31, 2022) the suppression of Bitcoin market prices led to the year over year decline in the Company’s revenue.

Cost of Digital Currency Mining

The Company’s cost of sales was $10,160,023 for the three-month period ended December 31, 2022, compared to $6,225,994 for the period ended December 31, 2021.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the year ended December 31, 2022

The overall increase in cost of sales was due to the rise in energy and infrastructure expenses along with an increase in depreciation and amortization expense. Energy and infrastructure expenses increased by approximately $1.03 million year over year due to the recognition of expense associated with the Company’s various hosting agreements. These agreements along with the Company adding new miners increased its hashrate from approximately 400 PH/s as of December 31, 2021 to approximately 650 PH/s as of December 31, 2022. Depreciation and amortization expense increased by $2.9 million in Q4 2022 as compared to Q4 2021 as a portion of the Company’s new miners and electrical infrastructure were placed into service during the last few quarters of 2022.

General, Administrative & Other Expenses

The Company’s general and administrative expenses were $6,350,238 for the three-month period ended December 31, 2022, compared to an expense of $1,232,879in the same period of 2021.

The primary drivers from the quarter ended December 31, 2021, were due to:

●	The loss on the value of digital currency option calls of $1.95 million.

●	Impairment losses recognized on Goodwill of $1.26 million and on the Company’s data miners of $1.56 million.

For the year ended December 31, 2022, compared to the year ended December 31, 2021:

For the year ended December 31, 2022, the Company’s net income was $4,329,342 compared to net loss of $3,132,693 for the year ended December 31, 2021. The year over year increase in net income and decrease in net loss of $7,462,035 is a result of the following:

Revenue

Revenue from Bitcoin mining was $24,190,060 for the year ended December 31, 2022, compared to $24,952,344 for the year ended December 31, 2021.

During the year ended December 31, 2022, the Company mined 832 Bitcoins at an average Bitcoin price of US$28,198 (from CoinMarketCap) compared to the year ended December 31, 2021, where the Company mined 519 Bitcoins at an average price of Bitcoin of US$47,430 (from CoinMarketCap).

Despite the significant drop in Bitcoin prices throughout 2022 from 2021 levels, the Company was able to maintain its revenue on a year over year basis due to the growth of the organization’s mining operation (hashrate went from approximately 400 PH/s as of December 31, 2021, to approximately 650 PH/s as of December 31, 2022) and the commencement of revenues associated with various hosting agreements, which offset the decrease in average Bitcoin price mentioned above.

Cost of Digital Currency Mining

The Company’s cost of sales was $30,987,397 for the year ended December 31, 2022, compared to $13,823,194 for the year ended December 31, 2021.

The overall growth in cost of sales was due to the increase in energy and infrastructure related expenses in both New York and Alabama along with an increase in depreciation and amortization expense. Energy and infrastructure expenses increased by $8.7 million year over year primarily due to the recognition of expense per the Company’s hosting agreements of $7.2 million. The addition of incremental miners increased the Company’s hashrate from approximately 400 PH/s as of December 31, 2021 to approximately 650 PH/s as of December 31, 2022. Depreciation and amortization expense increased by $7.4 million during the year ended December 31, 2022 as compared to the same period in 2021 as a significant portion of the Company’s 10,000 miners purchased in 2021 were placed into service during 2022 along with the accompanying electrical infrastructure.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the year ended December 31, 2022

General, Administrative & Other Expenses

The Company’s general and administrative expenses were $21,417,568 for the year ended December 31, 2022, compared to $8,206,372 for the year ended December 31, 2021.

The primary variances from the year ended December 31, 2021, were due to:

●	A loss on sale of digital currencies of $11.57 million during 2022, which was incurred when the Company sold digital currency to fund operations and repay the Company’s BTC backed loan.

●	The loss on the value of digital currency option calls of $1.95 million.

●	Impairment losses recognized on Goodwill of $1.26 million and on the Company’s data miners of $1.56 million.

●	The loss on revaluation of digital currencies of $3.26 million in 2022 ($nil in 2021).

Other income/expense items in the current year include the revaluation of the warrant liabilities which resulted in a gain of $32.01 million, causing an offset to the operating loss and leading to current year net income. In 2021, the Company had minimal sales of digital currency and recognized a revaluation of warrant liabilities gain of only $1.55 million.

Cash flows

Operating Activities

Cash used by operating activities for the year ended December 31, 2022, was $2,342,899 as compared to cash used by operating activities of $8,859,594 for the year ended December 31, 2021. The difference is primarily attributable to digital assets mined which were liquidated for cash, totaling $15.28 million in 2022, versus $nil in the prior year, which offset other operating activity adjustments in the current year.

Investing Activities

Cash used in investing activities for the year ended December 31, 2022, was $15,581,038 as compared to $34,724,780 for the year ended December 31, 2021. In the current year, cash of $14,685,038 was used for the purchase of equipment and cash of $623,000 was used for the acquisition of digital currency call options, which were slightly offset by proceeds from the sale of equipment of $795,000. In the prior year, $33,924,780 cash was used for the procurement of equipment.

Financing Activities

Cash provided by financing activities for the reporting year ended December 31, 2022, was $18,858,844 as compared to $44,468,839 for the year ended December 31, 2021. During 2022, the primary drivers were that the Company received proceeds from a private placement of $8,314,269 and proceeds from a loan payable of $10,000,000. The driver of the cash provided for the year ended December 31, 2021, was proceeds from private placements of $50,218,09 that was slightly offset by repayment of loans payable, lease payments, and repurchase of shares of $5,749,254.

Liquidity and Financial Position

As of December 31, 2022, the Company had working capital of $2,874,560, with digital currencies of $2,800,657. The Company commenced earning revenue from digital currency mining in mid-February 2020; however, it has limited operating history, and there can be no assurance that the Company’s historical performance will be indicative of its future performance.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the year ended December 31, 2022

The Company’s current working capital position is primarily due to the funds raised from private placements during 2022 and the accumulation of 111 Bitcoin with a fair value approximating $1.8 million as of December 31, 2022. Proceeds from prior placements were primarily used by the Company to acquire property, plant and equipment, make deposits to secure orders of Mining hardware and electrical distribution equipment, and to repay loans payable.

The Company’s ability to continue as a going concern is dependent on the Company’s ability to efficiently mine and liquidate digital currencies, manage operational expenses, and raise additional funds through debt or equity financing.

Capital Resources

The Company’s capital management objective is to provide the financial resources that will enable Digihost to maximize the return to its shareholders while also enhancing its cost of capital. In order to achieve this goal, the Company monitors its capital structure and adjusts as required in response to an ever-changing economic environment and the various risks to which the Company is exposed. The Company’s approach for attaining this objective is to preserve a flexible capital structure that optimizes the cost of capital at a satisfactory level of risk, to maintain its ability to meet financial obligations as they come due, and to ensure the Company has appropriate financial resources to fund its organic and acquisitive growth.

The Company anticipates that its existing financial resources will be sufficient to put into operation all previously announced acquisitions of Mining hardware. In order to achieve its long-term future business objectives, the Company may need to liquidate or borrow against the Bitcoin that have been accumulated as of the date hereof as well as Bitcoin generated from ongoing operations, which may or may not be possible on commercially attractive terms. The Company presently anticipates that additional financing maybe required to acquire additional power generation facilities in the future in order to meet the Company’s objective of obtaining access to an additional 100MW of power by the end of 2024. The Company also anticipates that additional financing will be required to purchase the miners required to utilize its maximum capacity.

Digihost may manage its capital structure by issuing equity, seeking financing through loan products, adjusting capital spending, or disposing of assets.

Notes Receivable and Related Party Transactions

Promissory Notes Receivable

In December 2021, the Company entered into a Secured Convertible Promissory Note (“Note”) with principal of $800,000. The Note accrues interest at a rate of 6% per annum, with interest payments every calendar quarter. The Note is convertible at the Company’s option into Series C Preferred Stock of the issuer. If the Note is not converted into shares by the Company, all unpaid and accrued interest is due on December 21, 2026. The Note is secured by the assets of the issuer.

Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the year ended December 31, 2022

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Year ended December 31, 2022	Year ended December 31, 2021
Professional fees (1)	307,534	91,249
Salaries (1)	833,717	144,231
Share based compensation (2)	3,092,012	6,016,173
Total	$4,233,263	$6,251,653

(1)	Represents the professional fees and salaries paid to officers and directors.

(2)	Represents the share-based compensation for officers and directors.

Share Capital

On October 26, 2021, the Company announced it would effect the consolidation of its outstanding subordinate voting shares and proportionate voting shares of the Company on the basis of three (3) pre-consolidation shares for every one (1) post-consolidation share in order to facilitate a listing of its subordinate voting shares on the Nasdaq. The subordinate voting shares began trading on the TSX Venture Exchange (“TSXV”) on a consolidated basis and with a new CUSIP number on October 28, 2021. As a result of the Consolidation, the outstanding subordinate voting shares of the Company were reduced to approximately 25,029,610 Shares.

As at December 31, 2022, the Company has 27,842,204 subordinate voting shares outstanding.

As at December 31, 2022, the Company had issued 1,191,834 stock options, 1,439,250 restricted share units and 1,025,816 warrants.

Off-Balance Sheet Arrangements

As at the date of this MD&A, the Company did not have any off-balance sheet arrangements.

Adoption of accounting policies

(a)	Basis of consolidation

These consolidated financial statements include the accounts of Digihost and its wholly owned subsidiary: Digihost International, Inc. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date that such control ceases. Control is achieved when an investor has power over an investee to direct its activities, exposure to variable returns from an investee, and the ability to use the power to affect the investor’s returns. All inter-company transactions and balances have been eliminated upon consolidation.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(b)	Functional and presentation currency

These financial statements are presented in United States Dollars. The functional currency of Digihost is the Canadian dollar and the functional currency of Digihost International, Inc. is the United States Dollars. All financial information is expressed in United States Dollars, unless otherwise stated.

(c)	Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated to United States dollars at exchange rates in effect at the reporting date. Non-monetary assets and liabilities are translated at historical exchange rates at the respective transaction dates. Revenue and expenses are translated at the rate of exchange at each transaction date. Gains or losses on translation are included in foreign exchange expense.

The results and financial position of an entity whose functional currency are translated into a different presentation currency are treated as follows:

●	assets and liabilities are translated at the closing rate at the reporting date;

●	income and expenses for each income statement are translated at average exchange rates at the dates of the period; and

●	all resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

(d)	Revenue recognition

The Company recognizes revenue from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific cryptocurrency mining pool in which it participates. Revenue is measured based on the fair value of the digital currencies received. The fair value is determined using the spot price of the digital currencies on the date of receipt. Digital currencies are considered earned on the completion and addition of a block to the blockchain, at which time the economic benefit is received and can be reliably measured.

(e)	Digital currencies

Digital currencies consist of Bitcoin and Ethereum. Digital currencies meet the definition of intangible assets in IAS 38 Intangible Assets as they are identifiable non-monetary assets without physical substance. They are initially recorded at cost and the revaluation method is used to measure the digital currencies subsequently. Where digital assets are recognized as revenue, the fair value of the Bitcoin received is considered to be the cost of the digital assets. Under the revaluation method, increases in fair value are recorded in other comprehensive income, while decreases are recorded in profit or loss. The Company revalues its digital currencies at the end of each quarter. There is no recycling of gains from other comprehensive income to profit or loss. However, to the extent that an increase in fair value reverses a previous decrease in fair value that has been recorded in profit or loss, that increase is recorded in profit or loss. Decreases in fair value that reverse gains previously recorded in other comprehensive income are recorded in other comprehensive income. Gains and losses on digital currencies sold between revaluation dates are included in profit or loss.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the year ended December 31, 2022

Digital currencies are measured at fair value using the quoted price on CoinMarketCap. CoinMarketCap is a pricing aggregator, as the principal market or most advantageous market is not always known. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial. Management considers this fair value to be a Level 2 input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges.

(f)	Property, plant, and equipment

Details as to the Company’s policies for property, plant and equipment are as follows:

Asset	Measurement Basis	Amortization Method	Amortization Rate
Data miners	Cost	Straight-line	12 - 36 months
Equipment	Cost	Straight-line	36 - 120 months
Leasehold improvement	Cost	Straight-line	120 months

Property, plant, and equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal period in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

(g)	Intangible assets

Intangible assets that qualify for separate recognition are recognized as intangible assets at their fair values. Right of use of an electric power facility is depreciated over 13 years.

(h)	Impairment of non-financial assets

The Company reviews the carrying amounts of its non-financial assets, including property, plant, and equipment, when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs. Assets carried at fair value, such as digital currencies, are excluded from impairment analysis.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or cash generating unit are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs of disposal is estimated using a discounted cash flow approach with inputs and assumptions consistent with those of a market participant. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in net income. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(i)	Leases and right-of-use assets

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and

●	Leases with a duration of twelve months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

●	Amounts expected to be payable under any residual value guarantee;

●	The exercise price of any purchase option granted if it is reasonably certain to assess that option;

●	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at cost, which includes the initial amount of the lease liability, reduced for any lease incentives received, and increased for:

●	Lease payments made at or before commencement of the lease;

●	Initial direct costs incurred; and

●	The amount of any provision recognised where the Company is contractually required to dismantle, remove, or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term or recorded in profit or loss if the right-of-use asset is reduced to zero.

(j)	Goodwill

The Company measures goodwill as the fair value of the cost of the acquisition less the fair value of the identifiable net assets acquired, all measured as of the acquisition date. Goodwill is carried at cost less accumulated impairment losses.

(k)	Share capital and equity

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. When warrants are issued in connection with shares, the Company uses the residual method for allocating fair value to the shares and then to warrants.

Contributed surplus include the value of outstanding warrants and stock options. When warrants and stock options are exercised, the related compensation cost and value are transferred to share capital.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the year ended December 31, 2022

Deficits include all current and prior year losses.

Digital currency revaluation reserve includes gains and losses from the revaluation of digital currencies, net of tax.

Cumulative translation reserve includes foreign currency translation differences arising from the translation of financial statements of foreign entities into United States dollars.

(l)	Share-based compensation

The granting of stock options to employees, officers, directors, or consultants of the Company requires the recognition of share-based compensation expense with a corresponding increase in contributed surplus in shareholders’ equity. The fair value of stock options that vest immediately are recorded as share-based compensation expense at the date of the grant. The expense for stock options that vest over time is recorded over the vesting period using the graded method, which incorporates management’s estimate of the stock options that are not expected to vest. For stock options where vesting is subject to the completion of performance milestones, the estimate for completion of the milestone is reviewed at each reporting date for any change in the estimated vesting date, and to the extent there is a material change in the vesting date estimate, the amortization to be recognized is recalculated for the new timeline estimate and adjusted on a prospective basis in the current period. The effect of a change in the number of stock options expected to vest is a change in an estimate and the cumulative effect of the change is recognized in the period when the change occurs. On exercise of a stock option, the consideration received, and the estimated fair value previously recorded in contributed surplus is recorded as an increase in share capital.

Stock options awarded to consultants are measured based on the fair value of the goods and services received unless that fair value cannot be estimated reliably. If the fair value of the goods and services cannot be reliably measured, then the fair value of the equity instruments granted is used to recognize the expense.

Critical accounting judgements, estimates and assumptions

The preparation of these financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant judgements

(i)	Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the year ended December 31, 2022

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

(ii)	Going concern

The assessment of the Company’s ability to continue as a going concern involves judgment regarding future funding available for its operations and working capital requirements as discussed in note 1.

(iii)	Leases – incremental borrowing rate

Judgment is applied when determining the incremental borrowing rate used to measure the lease liability of each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest rate the Company would pay to borrow at a similar term and with similar security.

(iv)	Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

Significant estimates

(i)	Determination of asset and liability fair values and allocation of purchase consideration

Significant business combinations require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future events, including but not limited to availability of hardware and expertise, future production opportunities, future digital currency prices and future operating costs.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the year ended December 31, 2022

(ii)	Useful lives of property, plant, and equipment

Depreciation of data miners and equipment are an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(iii)	Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets (note 4) and are included in current assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position.

(iv)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the CGU. Such recoverable amount corresponds, for the purpose of impairment assessment, to the higher of the value in use or the fair value less costs of disposal of the CGU to which goodwill has been allocated. The value in use calculation requires management to estimate future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. The key assumptions required for the value in use estimation are described in note 8 of the year-end financial statements.

For the value in use approach, the values assigned to key assumptions reflect past experience and external sources of information that are deemed accurate and reliable. The value in use is categorized as Level 3 in the fair value hierarchy described under IFRS 13, Fair Value Measurement, as one or more key assumption used is based on unobservable data requiring the use of judgement.

Disclosure of Internal Controls

Management has established processes to provide it with sufficient knowledge to support representations that it has exercised reasonable diligence to ensure that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing such certificate are not making any representations relating to the establishment and maintenance of:

(i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized, and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with the issuer’s GAAP (IFRS).

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the year ended December 31, 2022

Risk Factors

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume these risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position. Please refer to the section entitled “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2021, dated March 28, 2022 available on SEDAR at www.sedar.com and the Risk Factors contained the Company’s various filings on SEDAR.

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements. In particular, this MD&A contains forward-looking statements pertaining to the following:

●	the impact of the Bitcoin Halving in May 2024 on the price of BTC and the normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels;

●	future debt levels, financial capacity, liquidity, and capital resources;

●	anticipated future sources of funds to meet working capital requirements;

●	future capital expenditures and contractual commitments;

●	expectations respecting future financial results;

●	expectations regarding benefits of certain transactions and capital investments;

●	the Company’s objectives, strategies, and competitive strengths and growth strategy, including the ability to develop and build out the infrastructure in North Carolina;

●	expectations with respect to future opportunities;

●	expectations with respect to the Company’s financial position;

●	the Company’s capital expenditure programs and future capital requirements;

●	capital resources and the Company’s ability to raise capital; and

●	industry conditions pertaining to the cryptocurrency industry;

●	the other factors discussed under “Risk Factors”.

This list of factors should not be construed as exhaustive.

Additional Information

Additional information concerning the Company is available on SEDAR at www.sedar.com.

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